Exhibit 99.1

ARCTURUS THERAPEUTICS LTD. AND ITS SUBSIDIARIES

i

ARCTURUS THERAPEUTICS LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except par value information)

	September 30, 2018	December 31, 2017
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$30,331	$24,965
Restricted cash	—	166
Short-term investments	2,499	23,608
Accounts receivable	1,123	480
Prepaid expenses and other current assets	448	1,059
Intangible asset held for sale	—	590
Total current assets	34,401	50,868
Property and equipment, net (Note 5)	2,064	1,049
Equity method investment	543	—
Other assets	107	107
Total assets	$37,115	$52,024
Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$2,905	$1,790
Accrued liabilities	2,244	2,793
Deferred revenue	8,451	6,457
Total current liabilities	13,600	11,040
Deferred revenue, net of current portion	8,843	7,190
Other liabilities	521	—
Total liabilities	22,964	18,230
Commitments and Contingencies (Note 9)
Shareholders' equity
Ordinary shares: NIS 0.07 par value; 30,000 shares authorized, 10,761 issued, 10,718 outstanding and 43 held in treasury at September 30, 2018; NIS 0.07 par value; 30,000 shares authorized, 10,699 issued, 10,656 outstanding and 43 held in treasury at December 31, 2017	214	212
Additional paid-in capital	57,796	56,674
Accumulated other comprehensive gain (loss)	4	(3)
Accumulated deficit	(43,863)	(23,089)
Total shareholders' equity	14,151	33,794
Total liabilities and shareholders' equity	$37,115	$52,024

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCTURUS THERAPEUTICS LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(unaudited)

In thousands (except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Revenue in conjunction with strategic alliances and collaborations	$3,423	$3,296	$8,176	$10,978
Operating expenses:
Research and development, net	3,969	3,563	12,135	11,565
General and administrative	3,810	2,846	17,141	4,938
Total operating expenses	7,779	6,409	29,276	16,503
Loss from operations	(4,356)	(3,113)	(21,100)	(5,525)
Loss related to equity method investment	(47)	—	(47)	—
Finance (expense) income, net	150	(64)	373	(97)
Net loss	$(4,253)	$(3,177)	$(20,774)	$(5,622)
Net loss per share, basic and diluted	$(0.42)	$(1.51)	$(2.07)	$(2.74)
Weighted average shares outstanding-basic and diluted	10,092,891	2,099,318	10,059,496	2,054,421
Comprehensive loss:
Net loss	$(4,253)	$(3,177)	$(20,774)	$(5,622)
Unrealized gain on short-term investments	2	—	7	—
Comprehensive loss	$(4,251)	$(3,177)	$(20,767)	$(5,622)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCTURUS THERAPEUTICS LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited)

In thousands

			Additional	Accumulated Other		Total
	Ordinary Shares		Paid-In	Comprehensive	Accumulated	Shareholders’
	Shares	Amount	Capital	Gain (Loss)	Deficit	Equity
BALANCE - December 31, 2017	10,699	$212	$56,674	$(3)	$(23,089)	$33,794
Net loss	—	—	—	—	(20,774)	(20,774)
Unrealized gain on short-term investments	—	—	—	7	—	7
Share-based compensation	—	—	753	—	—	753
Shares issued in conjunction with share option exercises	62	2	369	—	—	371
BALANCE – September 30, 2018	10,761	$214	$57,796	$4	$(43,863)	$14,151

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCTURUS THERAPEUTICS LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

In thousands

	Nine Months Ended September 30,
	2018	2017
OPERATING ACTIVITIES:
Net loss	$(20,774)	$(5,622)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	415	301
Share-based compensation expense	753	1,862
Interest expense on convertible promissory notes	—	138
Loss from equity method investment	47	—
Changes in operating assets and liabilities
Accounts receivable	(643)	2,626
Prepaid expense and other assets	611	(931)
Accounts payable	938	(1,482)
Accrued liabilities	9	586
Deferred revenue	3,647	(2,939)
Net cash used in operating activities	(14,997)	(5,461)
INVESTING ACTIVITIES:
Proceeds from maturities of short-term investments	30,211	—
Purchases of short-term investments	(9,093)	—
Acquisition of property and equipment	(1,253)	(100)
Net cash provided by (used in) investing activities	19,865	(100)
FINANCING ACTIVITIES:
Proceeds from issuance of convertible promissory notes, net	—	5,650
Proceeds from exercise of share options	332	292
Net cash provided by financing activities	332	5,942
NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	5,200	381
Cash, cash equivalents and restricted cash at beginning of the period	25,238	8,345
Cash, cash equivalents and restricted cash at end of the period	$30,438	$8,726

	Nine Months Ended September 30,
	2018	2017
Supplemental disclosure of cash flow information
Cash paid for interest	$—	$—
Cash paid for income taxes	$—	$—
Non-cash investing and financing activities
Sale of intangible assets for equity investment	$590	$—
Release of repurchase liability for restricted shares	$37	$—
Purchase of property and equipment in accounts payable	$177	$—

The accompanying notes are an integral part of these consolidated financial statements.

ARCTURUS THERAPEUTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of Arcturus Therapeutics Ltd. and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In management’s opinion, the accompanying financial statements reflect all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the results for the interim periods presented.

Interim financial results are not necessarily indicative of results anticipated for the full year. These unaudited financial statements should be read in conjunction with the audited financial statements and footnotes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017.

These financial statements are prepared in accordance with GAAP, which requires management to make estimates and assumptions regarding the valuation of certain debt and equity instruments, the equity investment, share-based compensation, accruals for liabilities, income taxes, deferred revenue, expense accruals, and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Although these estimates are based on management’s knowledge of current events and actions the Company may undertake in the future, actual results may ultimately differ from these estimates and assumptions.

Unless the context otherwise requires, references to the “Company” and “Arcturus” refer to Arcturus Therapeutics Ltd. and its subsidiaries.

Organizational Update

On May 29, 2018, the Company filed with the Securities and Exchange Commission a Report on Form 6-K containing an Agreement and Release entered into by and among the Company as well as current officers: Joe Payne (President, CEO and Director) and Pad Chivukula (COO and CSO), former employees: Mark Herbert and Rebecque Laba, and former board members: Craig Willett, Daniel Geffken, David Shapiro and Stuart Collinson (referred to as the “Agreement and Release”).

As part of the Agreement and Release, the Company has appointed four new directors, Dr. Peter Farrell, Mr. Andrew Sassine, Mr. James Barlow and Dr. Magda Marquet, to its Board, effective as of May 27, 2018. In connection with these appointments, Dr. Stuart Collinson, Mr. Daniel Geffken, Dr. David Shapiro, and Mr. Craig Willett have resigned from the Board. Further, the Company agreed to the purchase of a director “tail” policy and the reimbursement of professional fees incurred by certain officers, which was fully paid by September 30, 2018.

Reverse Merger

On November 15, 2017, Alcobra Ltd. acquired Arcturus Therapeutics, Inc. (“Arcturus Inc.”) pursuant to a merger between the companies (the “merger”). Prior to the merger, Alcobra Ltd.’s net assets consisted of cash, investments and nominal non-operating assets. Upon consummation of the merger, Alcobra Ltd. adopted the business plan of Arcturus Inc. In connection with the merger, Alcobra Ltd. agreed to acquire all of the outstanding common stock of Arcturus Inc. in exchange for the issuance of an aggregate 6,631,712 of Alcobra Ltd.’s Ordinary Shares, par value 0.07 NIS per share (the “Ordinary Shares”), after giving effect to a 1-for-7 reverse split effected immediately prior to the merger. As a result of the merger, Arcturus Inc. became a wholly-owned subsidiary of Alcobra Ltd. While Alcobra Ltd. was the legal acquirer in the transaction, Arcturus Inc. was deemed the accounting acquirer. Immediately after giving effect to the merger, on November 15, 2017, Alcobra Ltd. changed its name to Arcturus Therapeutics Ltd. On November 16, 2017, the Company commenced trading on the Nasdaq Global Market under the symbol “ARCT.” The Company’s principal executive offices are located in San Diego, California.

In accordance with the authoritative literature, a transaction where a private company merges into a public company with no operations and nominal net assets should be accounted for as a capital transaction rather than a business combination. Consequently, the reverse merger was accounted for as an issuance of shares by the Company for the net assets of Alcobra Ltd., accompanied by a recapitalization. Excess of considerations paid over net assets acquired and other merger-related costs were recorded as a charge to additional paid-in capital during the fourth quarter of 2017. As a result, the financial statements of the Company prior to the merger date are the historical financial statements of Arcturus whereas the financial statements of the Company after the merger date reflect the results of the operations of Arcturus and Alcobra Ltd. on a combined basis. All historical information presented herein has been retroactively restated to reflect the effect of the merger shares exchange ratio, reverse share split and change to the authorized number of Ordinary Shares in accordance with Accounting Standards Codification Topic 260, “Earnings Per Share”.

Liquidity

The Company’s activities since inception have consisted principally of performing research and development activities and raising capital. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding before the Company achieves sustainable revenues and profit from operations.

Historically, the Company’s primary source of financing has been through issuance of its equity securities, through issuance of convertible promissory notes and through collaboration agreements. Research and development activities have required significant capital investment since the Company’s inception. The Company expects that the operations will continue to require cash investment to pursue the Company’s research and development activities, including preclinical studies, formulation development, clinical trials and related drug manufacturing. The Company has a limited operating history and is preclinical with no revenues from sales of its products, and the sales and income potential of the Company’s business and market are unproven. The Company has experienced net losses since its inception and as of September 30, 2018 has an accumulated deficit of $43.9 million. The Company also added to its historical financing by acquiring $36.4 million in cash, cash equivalents and short-term investments in conjunction with the merger of Alcobra. As described in more detail within Note 12, in October 2018 the Company received gross proceeds of $10.0 million under a term loan with Western Alliance Bank.  In addition, in October 2018 the Company entered in to a sales agreement to sell up to an aggregate of $30.0 million of the Company’s ordinary shares. The Company expects to continue to incur additional losses for the foreseeable future, raise additional debt and equity financing and enter into additional partnerships to fund its development. The ability of the Company to transition to profitability is dependent on developing products and product revenues to support the level of expenses. If the Company is not able to achieve its planned revenue growth or incurs costs in excess of its forecasts, it may be required to reduce discretionary spending, may not be able to continue the development of all of its products or may be required to delay part of its development programs, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. There can be no assurances that additional financing will be secured or, if secured, will be on favorable terms.  The Company's management and board of directors are of the opinion that its current financial resources, including the $10 million gross proceeds received under the term loan with Western Alliance Bank, will be sufficient to continue the development of the Company's products for at least twelve months from the filing of this Report in Form 6-K.

In order to support its long-term plans, the Company intends to seek additional capital through future equity and/or debt financings, collaborative or other funding arrangements with partners or through other sources of financing. Should the Company seeks additional financing from outside sources, the Company may not be able to raise such financing on terms acceptable to us or at all. If the Company is unable to raise additional capital when required or on acceptable terms, the Company may be required to scale back or discontinue the advancement of product candidates, reduce headcount, liquidate our assets, file for bankruptcy, reorganize, merge with another entity, or cease operations. If the Company is unable to maintain sufficient financial resources, the Company’s business, financial condition and results of operations will be materially and adversely affected. There can be no assurance that the Company will be able to obtain the needed financing on acceptable terms or at all.

Intangible Assets Held for Sale and Equity Method Investment

At the end of the second quarter of 2018, the Company completed the sale of its intangible assets related to the ADAIR technology, which was accounted for as an intangible asset held for sale as of December 31, 2017. Pursuant to the asset purchase agreement for ADAIR, the Company received 30% ownership interest in the common stock of a privately held company in consideration for the sale of the ADAIR technology. As this ownership interest is greater than 20%, it is presumed that the Company may have the ability to exercise significant influence over the operating and financial policies of this investee; therefore, the Company concluded that this investment represents an equity investment and accounts for it as such. The Company has no requirement to invest further in this private company and the ownership percentage may be diluted in the future.  The Company will account for this investment as an equity method investment until the investment no longer meets the definition of an equity method investment.

The Company accounts for its share of the earnings or losses of the investee with a reporting lag of three months beginning the third quarter of 2018, as the financial statements of the investee are not completed on a basis that is sufficient for the Company to apply the equity method on a current basis.

Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company and its chief operating decision-maker view the Company’s operations and manage its business in one operating segment, which is the research and development of medical applications for the Company’s nucleic acid-focused technology.

Revenue Recognition

The Company enters into arrangements with pharmaceutical and biotechnology partners that may involve multiple deliverables. The Company’s arrangements may contain upfront payments, license fees for research and development arrangements, research and development funding or reimbursement, milestone payments, option fees, exclusivity fees and royalties on future sales of its products. Each deliverable in the arrangement is evaluated at the inception of the arrangement to determine whether it meets the criteria to be accounted for as a separate unit of accounting or whether it should be combined with other deliverables. When deliverables are separable, consideration received is allocated to the separate units of accounting based on the relative selling price method and the appropriate revenue recognition principles are applied to each unit. Revenue is recognized separately for each unit of accounting when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectability is reasonably assured. Deliverables in an arrangement that do not meet this separation criteria are treated as a single unit of accounting, generally applying applicable revenue recognition guidance for the final deliverable to the combined unit of accounting. In the instances in which the Company has received payment from customers in advance of recognizing revenue, the Company records the amounts as deferred revenue on the consolidated balance sheet. Amounts not expected to be recognized within the next 12 months are classified as deferred revenue, net of current portion.

Funded Research. Some of the Company’s research and development costs are funded or reimbursed by partners in accordance with collaboration agreements. Amounts received as compensation related to the Company’s research and development efforts are recognized as revenue when the above criteria have been met.

Upfront Fees. When the Company determines that deliverables in an arrangement do not meet the separation criteria discussed above, the deliverables are treated as a single unit of accounting. In such cases, upfront fees received for collaborative agreements are recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the expected performance period under each respective arrangement. When the performance period is not specified, the Company makes its best estimate of the period over which the Company expects to fulfill its performance obligations under an arrangement. Any amounts received under the arrangement in advance of performance are recorded as deferred revenue and recognized as revenue as the Company completes its performance obligations.

Milestones. The Company applies the milestone method of accounting to recognize revenue from milestone payments when earned, as evidenced by written acknowledgement from the collaborator or other persuasive evidence that the milestone has been achieved and the payment is non-refundable, provided that the milestone event is substantive. A milestone event is defined as an event (i) that can only be achieved based in whole or in part on either the Company’s performance or on the occurrence of a specific outcome resulting from the Company’s performance; (ii) for which there is substantive uncertainty at the inception of the arrangement that the event will be achieved; and (iii) that would result in additional payments being due to the Company. Events for which the occurrence is either contingent solely upon the passage of time or the result of a counterparty’s performance are not considered to be milestone events. A milestone event is substantive if all of the following conditions are met: (i) the consideration is commensurate with either the Company’s performance to achieve the milestone, or the enhancement of the value to the delivered item(s) as a result of a specific outcome resulting from the Company’s performance to achieve the milestone; (ii) the consideration relates solely to past performance; and (iii) the consideration is reasonable relative to all the deliverables and payment terms (including other potential milestone consideration) within the arrangement.

The Company assesses whether a milestone is substantive at the inception of each arrangement. If a milestone is deemed non-substantive, the Company will account for that milestone payment using a method consistent with the related units of accounting for the arrangement over the estimated performance period.

Research and Development, Net

Research and development costs are expensed as incurred. Non-refundable advance payments are expensed when services are initiated. These expenses result from the Company's independent research and development efforts as well as efforts associated with collaboration arrangements. Research and development costs include salaries and personnel-related costs, consulting fees, fees paid for contract research and manufacturing services, the costs of laboratory supplies, equipment and facilities and other external costs are shown net of any royalty bearing grants.

Statement of Cash Flows

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the condensed consolidated balance sheet to the total of the same such amounts shown in the condensed consolidated statement of cash flows:

(in thousands)	September 30, 2018	September 30, 2017
Cash and cash equivalents	$30,331	$8,726
Restricted cash (included in other assets)	107	—
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$30,438	$8,726

Net Loss per Share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of ordinary shares outstanding for the period, without consideration for ordinary share equivalents. Diluted net loss per share is calculated by dividing the net loss by the weighted-average number of ordinary shares and dilutive ordinary share equivalents outstanding for the period determined using the treasury-stock method. Dilutive ordinary shares are comprised of convertible preferred stock, convertible notes, share options and warrants. Dilutive securities at September 30, 2018 that were not included in the calculation of diluted net loss per share for the three and nine months ended September 30, 2018 as they were anti-dilutive totaled 98,000 and 91,000, respectively.  Additionally, dilutive securities at September 30, 2017 that were not included in the calculation of diluted net loss per share for the three and nine months ended September 30, 2017 as they were anti-dilutive totaled 3,754,290 and 3,242,513, respectively.

The calculation of the weighted-average number of shares outstanding excludes shares held in treasury totaling 43,000 for the three and nine months ended September 30, 2018.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) amended the existing Accounting Standards Update (ASU) for revenue recognition No. 2014-09, Revenue from Contracts with Customers, which outlines a comprehensive revenue recognition model and supersedes most current revenue recognition guidance. ASU 2014-09 outlines a five-step process for revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards, and also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. Major provisions include determining which goods and services are distinct and require separate accounting (performance obligations), how variable consideration (which may include change orders and claims) is recognized, whether revenue should be recognized at a point in time or over time and ensuring the time value of money is considered in the transaction price.

The FASB subsequently issued amendments to ASU No. 2014-09 that have the same effective date and transition date. Due to the Company’s emerging growth company status, these new standards will become effective for the Company on January 1, 2019. The Company is currently evaluating the impact that the adoption of ASU 2014-09 will have on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases, which outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new accounting standard requires lessees to recognize lease liabilities and corresponding right-of-use assets for all leases with lease terms of greater than twelve months. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. The new accounting standard must be adopted using the modified retrospective approach and is effective for entities for annual reporting periods beginning after December 15, 2018, with early adoption permitted. Since the Company’s emerging growth company status will cease at December 31, 2018, this standard will become effective for the Company on January 1, 2019. Although the Company is in the process of evaluating the impact of adoption of the ASU on its consolidated financial statements, the Company currently believes the most significant changes will be related to the recognition of new right-of-use assets and lease liabilities on the Company's balance sheet for real estate operating leases.

Note 2. Strategic Alliances and Collaboration Agreements

The Company has entered into license agreements and collaborative research and development arrangements with pharmaceutical and biotechnology companies. Under these arrangements, the Company is entitled to receive license fees, upfront payments, milestone payments when and if certain research or technology transfer milestones are achieved, development milestones and reimbursement for research and development activities. The Company's costs of performing these services are included within research and development expense. The Company’s milestone payments are typically defined by achievement of certain preclinical, clinical, and commercial success criteria. Preclinical milestones may include in vivo proof of concept in disease animal model(s), lead candidate identification, and completion of IND-enabling studies. Clinical milestones may include successful enrollment of the first patient in or completion of Phase I, II, and III clinical trials, and commercial revenue is often tiered based on net or aggregate sale amounts. The Company cannot guarantee the achievement of these milestones due to risks associated with preclinical and clinical activities required for development of nucleic acid medicine-based therapeutics.

The following paragraphs provide information regarding the nature and purpose of the Company’s most significant collaboration arrangements.

Collaboration Partner A

In 2015 the Company entered into two agreements with Collaboration Partner A. The Company analyzed the form and substance of both of the agreements and concluded they should be evaluated as a single arrangement for accounting purposes.

Under the 2015 agreement, the Company recognized revenue of $1.1 million and $4.6 million for the three and nine months ended September 30, 2017, respectively. The revenue recognized included labor and expense reimbursements of $0.8 million and $4.2 million for the three and nine months ended September 30, 2017, respectively, with the remaining revenue representing the amortized portion of the upfront fee and milestone payment of the arrangement. During the quarter ended September 30, 2017, the 2015 agreement was terminated.

In late-2017, the Company and Collaboration Partner A entered into a new agreement. The Company reviewed the timing and nature of the arrangement upon the signing of the new agreement and determined that it was not linked to the prior agreements and should be considered as a standalone agreement.

The 2017 collaboration allocated discovery, development, funding obligations, and ownership of related intellectual property among the Company and Collaboration Partner A, with Collaboration Partner A making an upfront payment, and potential milestone payments and royalty payments to the Company. The Company received an upfront payment and may receive preclinical, development and sales milestone payments, as well as royalty payments on any future licensed product sales. Collaboration Partner A will reimburse the Company for development costs at a future defined period upon the achievement of the first research and development milestone and all commercialization costs associated with the program upon selection of a drug target. The 2017 collaboration agreement includes potential milestone payments from the Collaboration Partner A to the Company of $56.5 million. Collaboration Partner A may also pay option exercise fees within the $1.0 million to $5.0 million range per target.  Collaboration Partner A will pay royalties on annual net sales of licensed products in the low to mid-single digits range, subject to reduction on a country-by-country and licensed-product-by-licensed-product basis and subject to certain events, such as expiration of program patents. In addition, the collaboration includes an exclusivity period.

As the license component of the contract has no standalone value, the license and the research and development activities, exclusivity, and joint steering committee obligations under this agreement should be considered as a single unit of accounting in the arrangement.  The upfront fee of $7.7 million is being deferred and recognized as revenue using the Proportional Performance Method as the Company determined that the performance obligations are fulfilled in a pattern other than straight-line due to the structure and nature of the collaborative arrangement. Total deferred revenue as of September 30, 2018 and December 31, 2017 for Collaboration Partner A was $7.0 million and $7.6 million, respectively. The Company recognized revenue of $0.3 million and $0.6 million for the three and nine months ended September 30, 2018, respectively.

Collaboration Partner B

In 2015 the Company entered into an agreement with Collaboration Partner B. During the initial phase of the collaboration, the Company will design and optimize therapeutics for certain rare disease targets. Collaboration Partner B has the option to add additional rare disease targets during the collaborative development period. Additionally, during the collaborative development period, the Company will participate with Collaboration Partner B in a joint steering committee. In addition, the collaboration includes an initial exclusivity period and an option to extend this period.

For each program, Collaboration Partner B will reimburse the Company for all internal and external development costs incurred and if Collaboration Partner B achieves certain, clinical, regulatory and sales milestones, then the Company is eligible to receive additional payments.

As part of the agreement, Collaboration Partner B paid an upfront fee and agreed to certain research and development funding obligations.  The Company is also entitled to certain additional payments upon exercise of the Collaboration Partner B expansion option and/or exclusivity extension (if any), and for costs incurred by us in conducting the activities assigned to us under each collaboration development plan. In addition, on a development target-by-development target basis during the two-year period from the effective date of contract, Collaboration Partner B will pay the Company a one-time milestone payment after the first optimized lead designation for the first product with respect of such development target. For each development target for which the Collaboration Partner B exercises its option, Collaboration Partner B will pay the Company a one-time option exercise fee based upon the total number of development targets for which option exercises have been made by Collaboration Partner B. In the second quarter of 2018, the Company signed an amendment with Collaboration Partner B that may reduce milestone payments dependent on whether the Company does not incorporate a predefined chemistry methodology.

The agreement included total potential milestone payments for the initially selected targets from Collaboration Partner B to the Company of $133.0 million. Collaboration Partner B will pay royalties as a percentage of net sales on a product-by-product and country-by-country basis during the applicable royalty term up to 10%. As of September 30, 2018, the Company has not yet reached the clinical phase of the contract.

The Company concluded that the license, research and development activities, exclusivity, and joint steering committed obligations under this agreement should be considered a single unit of accounting in the arrangement, and the upfront fee of $10 million will be deferred and recognized as revenue over the same period as the research activities. As a result, the upfront fee has been deferred and was initially being recognized as revenue ratably over the expected 29-month period of the research activities. As of September 30, 2018, the amortization period is currently expected to end on March 31, 2019, which increased the initial expected amortization period by an additional 12 months. As such, the Company updated the amortization period of the remaining deferred revenue.

The Company also determined that the milestone payments as defined in the agreement were not substantive as it will not have any outstanding performance obligations under the agreement when such payments may become due, and, therefore, do not meet the requirements for application of the Milestone Method of revenue recognition. Instead, revenue from the contingent milestone payments will be recognized if and when such payments become due, subject to satisfaction of all of the criteria necessary to recognize revenue at that time.

During 2017, the Company entered into an amendment with Collaboration Partner B to add one year to the exclusivity period for the two initial targets, in consideration for a one-time payment of $2.0 million. The extension of the exclusivity period did not change the length of the research and development period. Further, the amendment added language to allow Collaboration Partner B the opportunity to review and comment on its filings and prosecution efforts of pending Company patents that relate to Collaboration Partner B chemistry. Since the Company's performance obligations under the agreement are considered a single unit of accounting, the payment consideration was added to the unamortized portion of the upfront signing fee and will be recognized systematically, on a straight-line basis, over the remainder of the period that the research and development services are expected to occur.  Total deferred revenue as of September 30, 2018 and December 31, 2017 for Collaboration Partner B was $3.0 million and $5.8 million, respectively.

The Company recognized revenue for Collaboration Partner B of $1.8 million and $4.5 million during the three and nine months ended September 30, 2018, respectively, and $1.6 million and $4.4 million for the three and nine months ended September 30, 2017. The revenue recognized included labor and expense reimbursements of $0.3 million and $1.7 million for the three and nine months ended September 30, 2018, respectively, and $1.2 million and $3.0 million for the three and nine months ended September 30, 2017, with the remaining revenue representing the amortized portion of the upfront fee on the arrangement.

Collaboration Partner C

In 2016 the Company entered into a contract with Collaboration Partner C to perform certain discovery and development of RNA medicines for treatment of a disease. The agreement provides a non-exclusive license of the Company’s technology to Collaboration Partner C for the 18 month research program term, and the Company will not engage in similar research or development activities for two years after the end of the research term. In 2017 the Company and Collaboration Partner C amended the agreement to extend the agreement research program scope and term of 18 months from the Original Agreement effective date to 12 months from the Amendment Date (through December 2018). Under the Agreement, results which are specifically related to improvements to Company products are owned by the Company, while all other Research Program results are owned by Collaboration Partner C.

The Collaboration Partner C Agreement remains in effect until Collaboration Partner C no longer has payment obligations.  Collaboration Partner C may terminate the Agreement upon sixty days written notice. As part of the agreement, Collaboration Partner C paid an upfront fee of $0.1 million upon contract execution and agreed to provide the Company with funding for the discovery and development costs.  The agreement included immaterial milestone payments that were met during 2017. The agreement provides for $3.7 million in regularly scheduled research funding payments through 2018. In addition, Collaboration Partner C has an option to negotiate with the Company to obtain a non-exclusive, sub-licensable worldwide license to use the Company’s background technology and its owned collaboration results. The option may be exercised by Collaboration Partner C with written notice to the Company any time for a period commencing on the effective date and ending on one hundred and eighty (180) days after the date of Collaboration C receipt of the final report. The terms and conditions of any such license shall be negotiated in good faith and agreed upon in writing between the parties within twelve months after the exercise of the option by Collaboration Partner C.

The Company concluded that the research funding, which is refundable if not used, exclusivity and license fees were to be accounted for as a single unit of accounting and the upfront license fees were deferred and recognized as revenue over the same period as the research activities.  Total deferred revenue for Collaboration Partner C was $2.5 million as of September 30, 2018 with a negligible amount as of December 31, 2017.  The Company recognized revenue from Collaboration Partner C of $0.3 million and $0.9 million for the three and nine months ended September 30, 2018, respectively, and $0.5 million and $1.1 million for the three and nine months ended September 30, 2017, respectively. The revenue recognized includes expense reimbursements that are recognized as revenue when incurred as per the terms of the agreement and milestone payments.

Collaboration Partner D

In January 2018, the Company entered into a Development and Option Agreement with Collaboration Partner D, (the “Development Agreement”). Under the terms of the Development Agreement, the parties have agreed to conduct joint preclinical development programs on the basis of which Collaboration Partner D is granted an option for taking several licenses on pre-agreed license terms to develop and commercialize certain products incorporating the Company’s patents and know-how related to delivery systems based on or incorporating lipid-mediated delivery systems (including the LUNAR® platform) (the “Arcturus LMD Technology”), and Collaboration Partner D patents and know-how related to mRNA technology. In addition, the Company granted to Collaboration Partner D a worldwide, non-exclusive license to use the Arcturus LMD Technology, including the right to grant sublicenses, for the purpose of conducting research and preclinical development activities, subject to certain limitations, and Collaboration Partner D granted to the Company a worldwide, non-exclusive license under its mRNA technology, solely to the extent necessary to execute the activities contemplated by the Development Agreement. Subject to certain restrictions, the parties will have an undivided one-half interest in the patents and know-how developed jointly by the parties during the course of the Development Agreement.  Pursuant to the terms of the Development Agreement, Collaboration Partner D will have a number of target options to co-develop from a reserved target list to enter into licenses under the Arcturus LMD Technology with respect to the development, manufacture and commercialization of licensed products (which can include products identified for development by the Company unless the Company is permitted by the terms of the Development and Option Agreement to place such products on a restricted list). A separate notice and fee will be required for each license agreement. If the target to which the license agreement relates is chosen by the parties for co-development under the Co-Development Agreement (which is defined below and discussed in the following paragraph) the license agreement will terminate as such programs will be covered under the Co-Development Agreement, and therefore Collaboration Partner D will be given a credit of the Exercise Fee, the Milestone Payments already paid and all other payments made in relation to the license agreement towards future such payments incurred with respect to future licenses under the Arcturus LMD Technology. Pursuant to a May 2018 amendment to the Development Agreement (which was amended and restated on September 28, 2018), the Company increased the number of targets available to Collaboration Partner D under the Development and Option Agreement and agreed upon the license forms to be executed upon selection of the targets by Collaboration Partner D.

Concurrently with the Partner D Collaboration Agreement, the Company entered into a Co-Development and Co-Commercialization Agreement (the “Co-Development Agreement”). Under the terms of such agreement, the parties will collaborate to develop and commercialize mRNA-based products for treating ornithine transcarbamylase (“OTC”) deficiency, incorporating Collaboration Partner D’s mRNA technology, the Company’s mRNA technology and the Arcturus LMD Technology. The overall collaboration with Partner D will be managed by a joint steering committee. The parties also have the option to co-develop two mRNA programs for Collaboration Partner D and one mRNA program for the Company, including targets for such programs selected from the reserved target list established under the Development Agreement.

The Company concluded that the research and development activities, exclusivity, license fees, governance and reserve target rights were to be accounted for as a single unit of accounting and the upfront license fees were deferred and recognized as revenue over the eight year research program period.  Further, the Company concluded that the options granted to Collaboration Partner D along with the related milestones are to be evaluated as a separate arrangement and not a deliverable of the original arrangement. Total deferred revenue as of September 30, 2018 was comprised of $4.5 million for Collaboration Partner D.  The Company recognized revenue from Collaboration Partner D of $0.3 million and $0.8 million for the three and nine months ended September 30, 2018, respectively.  The revenue recognized included labor and expense reimbursements of $0.2 million and $0.3 million for the three and nine months ended September 30, 2018, respectively, with the remaining revenue representing the amortized portion of the upfront fee on the arrangement.

Note 3. Short-term Investments

The Company’s short-term investments consist of short-term bank deposits and marketable securities. As of September 30, 2018 and December 31, 2017 total short-term investments were $2.5 million and $23.6 million, respectively. The balance of investments as of December 31, 2017 included bank deposits of $15.0 million with maturities of more than three months but less than one year, and were short-term deposits stated at cost and approximated market value. As of December 31, 2017, the Company's short-term bank deposits bore interest at a weighted average annual interest rate of 1.6%.  As of September 30, 2018, all short-term bank deposits were liquidated.

The following is a summary of short-term investments at September 30, 2018:

	September 30, 2018
(Dollars in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate debt securities	2,495	4	—	2,499
Total	$2,495	$4	$—	$2,499

The following is a summary of short-term investments (net of bank deposits) at December 31, 2017:

	December 31, 2017
(Dollars in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Certificates of deposit	$1,462	$—	$—	$1,462
Corporate debt securities	7,149	—	(3)	7,146
Total	$8,611	$—	$(3)	$8,608

All short-term investments are held as available-for-sale and mature within twelve months of September 30, 2018 and December 31, 2017. Management reviews unrealized losses individually and in the aggregate at each reporting period and has determined that none of the balances are other than temporarily impaired based upon the brief duration of time that the investments have been at a loss position as of September 30, 2018 and December 31, 2017.

Note 4. Fair Value Measurements

The Company establishes the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company establishes a fair value hierarchy based on the inputs used to measure fair value.

The three levels of the fair value hierarchy are as follows:

Level 1:  Quoted prices in active markets for identical assets or liabilities.

Level 2:  Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

Level 3:  Unobservable inputs in which little or no market data exists, and are therefore determined using estimates and assumptions developed by the Company, which reflect those that a market participant would use.

The carrying value of cash, restricted cash, short-term bank deposits, accounts receivable, accounts payable, and accrued liabilities approximate their respective fair values due to their relative short maturities.

The following table presents the fair value hierarchy for assets measured at fair value on a recurring basis as of September 30, 2018 (in thousands):

	September 30, 2018
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents	$28,609	$—	$—	$28,609
Corporate debt securities	—	2,499	—	2,499
Total financial assets	$28,609	$2,499	$—	$31,108

The following table presents the fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2017 (in thousands):

	December 31, 2017
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents	$2,024	$—	$—	$2,024
Certificates of deposit	—	1,462	—	1,462
Corporate debt securities	—	7,146	—	7,146
Total financial assets	$2,024	$8,608	$—	$10,632

The fair value of certain financial instruments was measured and classified within Level 1 of the fair value hierarchy based on quoted prices. Certain financial instruments classified within Level 2 of the fair value hierarchy include the types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Note 5. Balance Sheet Details

Prepaid expenses and other current assets consisted of the following as of September 30, 2018 and December 31, 2017:

(in thousands)	September 30, 2018	December 31, 2017
Prepaid expenses	$255	$704
Other current assets	193	355
Total	$448	$1,059

Property and equipment, net consisted of the following:

(in thousands)	September 30, 2018	December 31, 2017
Research equipment	$2,656	$1,620
Computers and software	208	97
Office equipment and furniture	524	255
Leasehold improvements	58	44
Total	3,446	2,016
Less accumulated depreciation and amortization	(1,382)	(967)
Property and equipment, net	$2,064	$1,049

Depreciation and amortization expense was $0.2 million and $0.1 million for the three months ended September 30, 2018 and 2017, respectively, and $0.4 million and $0.3 million for nine months ended September 30, 2018 and 2017, respectively.

Accrued liabilities consisted of the following as of September 30, 2018 and December 31, 2017:

(in thousands)	September 30, 2018	December 31, 2017
Accrued compensation	$1,468	$1,812
Other accrued liabilities	776	981
Total	$2,244	$2,793

Note 6. Shareholders’ Equity

Ordinary Shares

Merger and reverse stock split

The Company completed the merger with Alcobra Ltd. on November 15, 2017. In connection with the merger, all outstanding shares of Arcturus Inc. were exchanged for the Company’s Ordinary Shares at a rate of .293 Ordinary Shares of the Company’s stock for each share of Arcturus Inc. common stock.

Also on November 15, 2017 and prior to and in connection with the merger, Alcobra Ltd. effected a 1-for-7 reverse stock split of Ordinary Shares and changed Ordinary Shares authorized to 30,000,000 shares. All historical information presented herein has been retroactively restated to reflect the effect of the merger exchange ratio, reverse stock split and change to the authorized number of Ordinary Shares in accordance with Accounting Standards Codification Topic 260, “Earnings Per Share.”

Restricted Ordinary Shares

In March 2013, the founders of the Company purchased 2,783,686 Ordinary Shares of stock for $0.0068 per share. Of the shares purchased, 1,538,353 were subject to a repurchase option whereby the Company has an option for two months after date of termination of service to repurchase any or all of the unvested shares at the original purchase price per share. The founders of Arcturus Inc. purchased Arcturus Inc. shares, that as part of the merger, converted into the Company's Ordinary Shares and the repurchase rights continued to apply in regard to the Ordinary Shares. The repurchase option shall be deemed to be automatically exercised by the Company as of the end of the two-month period unless the Company notifies the purchaser that it does not intend to exercise its option. The shares will be vested (1) 25% after obtaining suitable siRNA license; (2) 25% after in vivo proof-of-concept achieved; (3) 25% after a regulatory agency new drug application (such as an Investigational New Drug application) is filed and accepted by the applicable regulatory agency; and (4) 25% after human biological proof-of-concept is achieved. The Company met the first two milestones during 2013 and 2014. During the third quarter 2017, the purchase agreements were amended to clarify vesting conditions resulting in a modification expense being recorded related to one of the awards totaling $1,495,000 (Note 7). As of September 30, 2018, 622,667 unvested Ordinary Shares remain subject to the repurchase option.

Note 7. Share-Based Compensation

Arcturus Inc. had one stock compensation plan prior to the merger, the 2013 Equity Incentive Plan (the “2013 Plan”) which provides for the granting of options, warrants, restricted stock awards, restricted stock units, and other equity-based compensation to the Company’s directors, employees and consultants. In connection with the merger and as required in the 2013 Plan, all outstanding options in the 2013 Plan converted into options to purchase Alcobra Ltd.’s Ordinary Shares, as renamed Arcturus Therapeutics Ltd., and the applicable share amounts and exercise prices were adjusted to reflect the exchange ratio. The 2013 Plan has been extinguished and no additional grants shall be made from the 2013 Plan. Options granted under the 2013 Plan generally expire ten years from the date of grant. There are 38,751 shares available for future issuance under the 2013 Plan at September 30, 2018.

Prior to the merger, Alcobra Ltd. granted options to officers, directors, advisors, management and other key employees through the 2010 Incentive Option Plan (the “2010 Plan”). Substantially all options that were outstanding under the 2010 Plan became fully vested upon the closing of the merger. The value of these options was included as a component of the purchase price recorded in conjunction with the merger. The number of shares subject to and the exercise prices applicable to these outstanding options were adjusted in connection with the 1- for- 7 reverse share split. Options granted under the 2010 Plan generally expire ten years from the date of grant. Upon merger, the 2013 Plan was assumed by the 2010 Plan. The Company generally issues new shares upon option exercise. There were 85,251 shares available for future issuance under the 2010 Plan as of September 30, 2018.

In August 2018, the Company adopted the 2018 Omnibus Equity Incentive Plan (“2018 Plan”). Under the 2018 Plan, the Company is authorized to issue up to a maximum of 1,100,000 ordinary shares pursuant to the exercise of incentive share options or other awards provided for therein. In August 2018, the Company issued a certain number of options to purchase Ordinary shares to a group of employees as well as options to purchase a total of 220,000 Ordinary Shares to its executives. The Company also issued options to purchase a total of 130,000 Ordinary Shares to the non-executive members of the Company’s board of directors. As of September 30, 2018, there were 590,000 shares available for future issuance under the 2018 Plan.

Share Options

The following table presents the weighted-average assumptions used in the Black-Scholes valuation model by the Company in calculating the fair value of share options granted:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2018	2017	2018	2017
Expected life (in years)	6.1	7.6	6.1	7.3
Expected volatility	73.3%	76.1%	73.3%	76.4%
Expected dividend yield	—%	—%	—%	—%
Risk-free interest rate	2.76%	1.83%	2.76%	1.87%
Grant date weighted average fair value	$5.61	$9.57	$5.61	$7.94

The following table summarizes the Company’s share option activity for all plans for the nine months ended September 30, 2018:

	Number of Shares	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding - December 31, 2017	344,055	$8.70
Granted	926,931	8.47
Exercised	(62,224)	5.34
Forfeited/cancelled	(130,579)	17.45
Outstanding - September 30, 2018	1,078,183	$7.64	9.29	1,386
Exercisable - September 30, 2018	168,360	$3.95	6.57	832
Exercisable and expected to vest - September 30, 2018	1,078,183	$7.64	9.29	1,386

At September 30, 2018, the total unrecognized compensation cost of $4.5 million will be recognized over the weighted-average remaining service period of approximately 3.2 years. The fair value of the options vested during the nine months ended September 30, 2018 was $0.3 million.

Stock-based compensation expense for the quarter and nine months ended September 30, 2017 includes $1.5 million of expense related to a modification of a restricted ordinary shares agreement as discussed in Note 6.

Note 8. Income Taxes

As of December 31, 2017, the Company’s deferred tax assets for net operating losses included foreign losses of pre-acquisition Alcobra Ltd of $20.7 million (“Israeli NOL”).  A full valuation allowance was provided for such deferred tax assets as the Company believes that it is more likely than not that the deferred assets will not be utilized.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the "Act"). The Act amends the Internal Revenue Code to reduce tax rates and modify policies, credits, and deductions for individuals and businesses. For businesses, the Act reduces the corporate tax rate from a maximum of 35% to a flat 21% rate. The rate reduction is effective on January 1, 2018. As a result of the rate reduction, the Company was required to reduce its deferred tax asset balance as of December 31, 2017 by $2.4 million. Due to the Company's full valuation allowance position, the company reduced the valuation allowance by the same amount.  As a result of the Act, the SEC issued guidance under Staff Accounting Bulletin No. 118 ("SAB 118") that allows for a measurement period up to one year after the enactment date of the Act to finalize the recording of the related tax impacts. The Company has not made any provision adjustments during the nine months ended September 30, 2018.  The Company is the process of assessing the final impact of the guidance which it expects to complete within the one-year time frame provided by SAB 118.

Note 9. Commitments and Contingencies

Cystic Fibrosis Foundation Therapeutics, Inc. Funding agreement

The Company has received royalty bearing grants sponsored by Cystic Fibrosis Foundation Therapeutics, Inc. (“CFFT”). Should the awards result in a successful product, the Company will pay CFFT a specified payment amount in installments following commercialization based on a formula that is six times the total award amount, plus a payment equal to the awarded payments, within sixty days after aggregate net sales of the product exceed certain thresholds. Further, in the event of a license, sale or other transfer of the product or the Company’s development program technology (including a change of control transaction), the Company will pay CFFT a percentage of such transfer payments actually received by the Company or the Company’s shareholders (subject to a royalty cap). As of September 30, 2018, the Company has not had a successful product utilizing CFFT grants.

Operating Leases

For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as rent expense on a straight-line basis over the lease term. Leasehold improvement incentives paid to the Company by the landlord are recorded as a deferred rent and amortized as a reduction of rent expense over the lease term. Rent expense totaled $0.3 million and $0.1 million for the three months ended September 30, 2018 and 2017, respectively, and $0.8 million and $0.2 million for the nine months ended September 30, 2018 and 2017, respectively.

Future minimum payments under leases and lease commitments with initial terms greater than one year were as follows at December 31, 2017:

(in thousands)
2018	$556
2019	1,234
2020	1,271
2021	1,310
2022	1,349
Thereafter	3,138
Total	$8,858

Note 10. Related Party Transactions

During 2016, the Company entered into a Research Collaboration and License Agreement with a related party, Providence Therapeutics, Inc. (“Providence”) whose CEO and President is also a shareholder of the Company, to identify and optimize microRNA modulators and/or mimetics for the treatment of neoplastic diseases. In April 2017, the Providence Agreement was amended to include mRNA for the treatment of neoplastic disease. In July 2018, the Providence Agreement was amended and restated to cover brain neoplasms, breast neoplasms and ovarian neoplasms.  Each party is responsible for their own research costs under the agreement, and Providence is responsible for all of the development costs through the completion of Phase 2 clinical trials. The Company is entitled to share in future product revenue of each product provided the Company shares in the product’s post Phase 2 costs. Separately, Providence has agreed to pay a specified rate for the use of the Company’s employees. For the nine months ended September 30, 2018 and 2017, the Company has recognized $0.5 million and $0.9 million, respectively, in revenue related to the amortization of the upfront payment and revenue related to the use of Company employees and expense reimbursements. For the three months ended September 30, 2018 and 2017, the Company has recognized a $0.4 million and $0.1 million, respectively, in revenue related to the amortization of the upfront payment and revenue related to the use of Company employees and expense reimbursements. There was no outstanding accounts receivable balance related to this agreement as of September 30, 2018 and December 31, 2017. During the third quarter of 2017, the Company’s ordinary share agreement for the President and CEO of Providence was modified to remove the vesting conditions of the original grant and the Company recognized $1.5 million in related stock compensation expense. As of September 30, 2018, the President and CEO of Providence held a 6.4% ownership interest in the Company.

Note 11. Litigation

Previously Disclosed Litigation in Israel and California and California Arbitration

The Company, executive officers Joe Payne (CEO) and Pad Chivukula (COO and CSO) and certain former and current members of the Company’s board of directors were party to now terminated lawsuits filed in Israel and California and an arbitration in California.  These lawsuits and the arbitration emanated from disputes among certain of these parties in connection with actions taken by former board members to terminate the employment of Mr. Payne and Dr. Chivukula and lawsuits filed by Mr. Payne in response to these terminations.

Mr. Payne and Dr. Chivukula have been reappointed to their roles as CEO (Payne) and COO and CSO (Chivukula) with the Company and the Company entered into an Agreement and Release with its current officers and certain former directors and officers to terminate all of the then ongoing litigation in Israel and the Unites States and the arbitration that arose in connection with the terminations of Mr. Payne and Dr. Chivukula.  Accordingly, all of the previously described lawsuits and the arbitration have been dismissed with prejudice.

Note 12. Subsequent Events

On October 12, 2018, the Company entered into a Loan and Security Agreement with Western Alliance Bank whereby the Company received gross proceeds of $10.0 million under a term loan (the “Loan”). The Loan has a maturity date of October 1, 2022 and carries interest at the U.S. prime rate plus 1.25%. The loan has an interest-only period of 18 months, which could be extended by an additional 6 months if certain conditions are met, followed by an amortization period of 30 months, or 24 months if the interest-only period is extended.  Upon maturity or prepayment, the Company will be required to pay a 3% fee, or a 2% fee if the U.S. Food and Drug Administration accepts certain Investigational New Drug applications prior to maturity. The Loan is collateralized by all of the assets of the Company, excluding intellectual property, which is subject to a negative pledge. The Company paid a loan origination fee of $50,000 which will be recorded as a debt discount and accreted over the term of the loan. In addition, the Company is required to pay a fee of $350,000 upon certain change of control events.

In October 2018, the Company entered into a Sales Agreement (the “Sales Agreement”) with Leerink Partners LLC (“Leerink”), pursuant to which it may sell from time to time, at its option, up to an aggregate of $30.0 million of the Company’s ordinary shares through Leerink, as sales agent.  The Company is required to pay Leerink compensation in cash equal to 3.0% of gross proceeds for the ordinary shares sold through the Sales Agreement and the Company has agreed to reimburse Leerink for certain fees and expenses. Under the Sales Agreement, Leerink may sell ordinary shares by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 of the Securities Act of 1933, as amended, and the rules and regulations thereunder, including, without limitation, sales made directly on or through NASDAQ, on or through any other existing trading market for the ordinary shares or to or through a market maker. If expressly authorized by the Company, Leerink may also sell ordinary shares in negotiated transactions.

Note 13. Selected Financial Data

The following table includes selected financial data for each of the quarters in 2017 and for each of the quarters ended March 31, 2018, June 30, 2018 and September 30, 2018.

		For the quarter ended
(in thousands, except per share and share data)	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
		(Unaudited)
Revenue in conjunction with strategic alliances and collaborations	$3,423	$2,386	$2,367	$2,020	$3,296	$3,761	$3,921
Research and development expenses, net	3,969	4,225	3,941	4,353	3,563	3,769	4,233
General and administrative expenses	3,810	8,233	5,098	2,634	2,846	1,058	1,034
Net loss from operations	(4,356)	(10,072)	(6,672)	(4,967)	(3,113)	(1,066)	(1,346)
Net loss	(4,253)	(9,950)	(6,571)	(5,280)	(3,177)	(1,099)	(1,346)
Net loss per share, basic and diluted	$(0.42)	$(0.99)	$(0.66)	$(0.86)	$(1.51)	$(0.54)	$(0.66)
Weighted average shares outstanding, basic and diluted	10,092,891	10,057,048	10,027,834	6,151,580	2,099,318	2,031,599	2,031,599

Certain amounts presented in the schedule above have been reclassified to conform to the current period's presentation. A reclassification of $1.3 million was recorded between research and development and general and administrative expenses during each quarter of September 30, 2017 and December 31, 2017, respectively. None of the adjustments had any effect on the prior period loss from operations or net loss, or within the presentation of the total of such categories during 2017 as reported in the Form 20-F.

		As of
	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
		(Unaudited)
Working capital	$20,801	$23,429	$37,383	$39,828	$5,144	$6,432	$1,706
Total assets	$37,115	$44,322	$52,483	$52,024	$12,221	$13,354	$9,678
Shareholders' equity (deficit)	$14,151	$17,795	$27,543	$33,794	$(1,999)	$(826)	$253